                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          CENTURY FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   0001565261
                                 (CUSIP Number)

                            M. PATRICIA OLIVER, ESQ.
                        Squire, Sanders & Dempsey L.L.P.
                                 4900 Key Tower
                                127 Public Square
                           Cleveland, Ohio 44114-1304
                                 (216) 479-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 17, 1997
             (Date of Event which Requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 0001565261                                           Page 2 of 7 Pages
--------------------                                           -----------------


1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Citizens Bancshares, Inc.

2                 CHECK THE APPROPRIATE BOX IF A MEMBER                                          (a)
                  OF A GROUP*                                                                    (b)

3                 SEC USE ONLY

4                 SOURCE OF FUNDS*
                  WC

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                  Ohio

                                            7        SOLE VOTING POWER
                  NUMBER OF                          up to 1,016,653, as of November 17, 1997,
                  SHARES                             subject to adjustment so as to constitute
                  BENEFICIALLY                       19.9% of outstanding Common Stock
                  OWNED BY
                  EACH                      8        SHARED VOTING POWER
                  REPORTING                          None
                  PERSON
                                            9        SOLE DISPOSITIVE POWER
                                                     up  to 1,016,653, as of November 17, 1997,
                                                     subject to adjustment so as to constitute
                                                     19.9% of outstanding Common Stock

                                            10       SHARED DISPOSITIVE POWER
                                                     None

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON up to 1,016,653, as of November 17, 1997, subject to adjustment so as to constitute 19.9% of outstanding Common
                  Stock

12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*

13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  up to 19.9%

14                TYPE OF REPORTING PERSON*
                  HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D


CUSIP No. 0001565261                                           Page 3 of 7 Pages
--------------------                                           -----------------



Item 1.        Security and Issuer

               The title of the class of equity securities to which this statement relates is the common stock, par value $0.835 per share (the "Common Stock"), of Century Financial Corporation, a Pennsylvania corporation (the "Company"). The address of the Company's principal executive office is One Century Place, Rochester, Pennsylvania 15074.

Item 2.        Identity and Background

               The person filing this Statement is Citizens Bancshares, Inc., an Ohio corporation ("Bancshares"), which is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. The business address of Bancshares is 10 East Main Street, P.O. Box 247, Salineville, Ohio 43940. As of the date hereof, Bancshares' primary business is commercial and retail banking. Bancshares is a holding company for two wholly owned subsidiary banks, a wholly owned reinsurance company and a wholly owned courier company. During the last five years, Bancshares has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               This statement relates to Bancshares' November 17, 1997 acquisition of a binding option to purchase from the Company up to 19.9% of the Company's outstanding Common Stock for a purchase price of $18.00 per share (the "Binding Option"). This acquisition gives Bancshares deemed beneficial ownership of 19.9% of the Company's outstanding Common Stock, thus triggering this reporting requirement. If exercised, Bancshares will use its working capital to purchase the Common Stock available to it pursuant to the Binding Option.

Item 4.        Purpose of Transaction

               The Company has granted to Bancshares the Binding Option in furtherance of a proposed affiliation of Bancshares and the Company, pursuant to which the Company will be merged with and into Bancshares. The proposed affiliation calls for each outstanding share of Company Common Stock to be converted in the merger into 0.425 shares of Bancshares common stock, without par value, in a tax-free exchange, subject to certain adjustments based on the then current closing price of Bancshares common stock on the NASDAQ National Market System.

Item 5.        Interest in Securities of the Issuer

               As of November 17, 1997, excluding the effect of the binding option, Bancshares did not beneficially own, for purposes of Rule 13d-3 under the Exchange Act, any Company Common Stock and, during the sixty days prior to the date of the binding option, Bancshares did not effect any transactions in Company Common Stock. As disclosed by such persons to Bancshares, as of November 17, 1997, none of the executive officers or directors of Bancshares beneficially owned any Company Common Stock nor, during the sixty days prior to the date of the binding option, did any such executive officer or director effect any transactions in Company Common Stock.

                                  SCHEDULE 13D


CUSIP No. 0001565261                                           Page 4 of 7 Pages
--------------------                                           -----------------

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

               Bancshares has entered into the following contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Company:

               STOCK OPTION AGREEMENT. On November 17, 1997, Bancshares entered into a Stock Option Agreement with the Company, whereby Bancshares was granted a binding option to purchase up to 19.9% of the Company's outstanding Common Stock (1,016,653 shares as of the date of the agreement) at an exercise price of $18.00 per share. Bancshares may exercise the option at any time or from time to time upon the occurrence of a Purchasing Event. A Purchasing Event is defined as:

               (i) the Company entering into an agreement with any person to merge, consolidate or any other similar transaction for the purchase, lease or acquisition of all or substantially all of the assets of the Company or for the purchase or acquisition of securities representing 10% or more of the voting power of the Company;

               (ii) any person (other than Bancshares) having acquired beneficial ownership or the right to acquire beneficial ownership of 19.9% or more of the outstanding Common Stock after the date of the agreement;

               (iii) any person having made a bona fide takeover proposal to the Company by public announcement or written communication that is or becomes the subject of public disclosure, and, following such bona fide takeover proposal, the Company determines not to enter into a merger agreement with Bancshares or the stockholders of the Company vote not to adopt a merger agreement between Bancshares and the Company;

               (iv) the Company shall have breached this agreement in any material respect, which breach shall not have been cured within 15 days after notice thereof; or

               (v) the Company shall have breached the merger agreement between Bancshares and the Company following a bona fide takeover proposal.

               In the event Bancshares elects to exercise the option, Bancshares must send written notice to the Company specifying the total number of shares it will purchase and the place and date, not earlier than three business days nor later than 60 business days after the notice date, for the closing of such purchase. At the closing, Bancshares must pay to the Company the aggregate purchase price for the Common Stock purchased in immediately available funds by wire transfer. Simultaneous with the delivery of funds, the Company must deliver to Bancshares certificates representing the number of shares of Common Stock purchased.

               The Company has represented that it will at all times maintain sufficient authorized but unissued shares of Common Stock so that the option may be exercised without authorization of additional shares of Common Stock. Furthermore, the Company has agreed that, in the event of any change in the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges or shares or the like, the type and number of shares subject to the option, and the purchase price per share, will be adjusted appropriately.

                                  SCHEDULE 13D


CUSIP No. 0001565261                                           Page 5 of 7 Pages
--------------------                                           -----------------

               The Binding Option may be terminated in any of the following manners:

               (i) by mutual consent of Bancshares and the Company;

               (ii) by either Bancshares or the Company if the Federal Reserve Board shall have issued an order denying approval of the affiliation of Bancshares and the Company or if any other governmental entity shall have issued a final permanent order enjoining or otherwise prohibiting consummation of the affiliation;

               (iii) by either Bancshares or the Company if the affiliation has not been consummated on or before September 30, 1998;

               (iv) by either Bancshares or the Company if no Purchase Event has occurred and the either Bancshares' or the Company's stockholders have failed to approve the affiliation;

               (v) by the Company if, on or prior to December 2, 1997, the Company terminates the Letter of Intent because, as a result of its due diligence investigation of Bancshares, the Company's Board of Directors determines in good faith that (a) facts and circumstances exist with respect to Bancshares that are materially and adversely inconsistent with the disclosures contained in the periodic reports filed by Bancshares with the Securities and Exchange Commission, or (b) the "back office" systems of Bancshares, Bancshares' financial and operation control systems, and/or the experience of Bancshares' systems conversion staff are not reasonably adequate to permit the consolidation of the Company with Bancshares so that the benefits of affiliation can be achieved by December 31, 1998; or

               (vi) by the Company if Bancshares terminates the Letter of Intent or does not make reasonable good faith efforts to negotiate a merger agreement for any reason other than the good faith determination of Bancshares' Board of Directors that facts and circumstances exist with respect to the Company that are materially and adversely inconsistent with the disclosures contained in the periodic reports filed by the Company with the Securities and Exchange Commission.

               LETTER OF INTENT. Simultaneous with the execution of the Binding Option, Bancshares and the Company entered into a letter of intent calling for the affiliation of the Company and Bancshares (the "Letter of Intent"). The Letter of Intent provides that the affiliation will be effected by means of a merger of the Company with and into Bancshares. In the merger, each outstanding share of Company common stock, par value $0.835 per share, will be converted into 0.425 shares of Bancshares common shares, in a tax-free exchange, subject to certain adjustments based on the then current closing price of Bancshares common shares on the NASDAQ National Market System.

               Assuming (i) the negotiation and execution of a mutually acceptable definitive agreement containing terms and conditions generally applicable to transactions of this type and the approval thereof by the Board of Directors of each of Bancshares and the Company; (ii) completion of satisfactory due diligence investigations by Bancshares and the Company of one another; (iii) receipt by the Company's Board of Directors of an opinion from its financial advisor to the effect that the affiliation is fair to the Company's shareholders from a financial point of view; (iv) receipt of the required regulatory approvals, the registration of the Bancshares common shares to be issued in the transaction with the Securities and Exchange Commission and necessary state "blue sky" compliance; and (v) the approval of the Company's and Bancshares' shareholders, Bancshares and the Company hope to consummate the affiliation by June 30, 1998.

                                  SCHEDULE 13D


CUSIP No. 0001565261                                           Page 6 of 7 Pages
--------------------                                           -----------------

               In furtherance of the transactions provided for in the Letter of Intent, the Company has granted to Bancshares an option to purchase Company common shares representing up to 19.9% of the outstanding shares of Company common shares at an exercise price of $18.00 per share. The Company has also agreed to negotiate exclusively with Bancshares through December 31, 1997.

Item 7.        Material to Be Filed as Exhibits

               The following documents are filed herewith as exhibits to this statement:

               (a) Form of Stock Option Agreement, dated as of November 17,
                   1997, by and between Bancshares and the Company.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     CITIZENS BANCSHARES, INC.

                                     By: /s/ Marty E. Adams
                                         ---------------------------------------
                                           Marty E. Adams
                                           President and Chief Executive Officer

Date:  November 26, 1997

                                  SCHEDULE 13D


CUSIP No. 0001565261                                          Page 7 of 7 Pages
--------------------                                          -----------------

                                  EXHIBIT INDEX



     Exhibit

     -------

99.1 Form of Stock Option Agreement, dated as of November 17, 1997, by and between Bancshares and the Company.